Mail Stop 4561

February 25, 2008

Daniel J. Moos
Chief Operating Officer
Income Opportunity Realty Investors, Inc.
1755 Wittington Place, Suite 340
Dallas, TX 75234

> **Re: Income Opportunity Realty Investors, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **File No. 001-14784**

Dear Mr. Moos:

　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief